

December 6, 2012

Via E-Mail

Michael J. Kraupp
Chief Financial Officer and Treasurer
SkyWest, Inc.
444 South River Road
St. George, UT 84790

> **Re:** **SkyWest, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 000-14719**

Dear Mr. Kraupp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis
Financial Highlights, page 42

1. Please consider disclosing the significant items that caused material changes in results between comparative periods or a loss for a particular period. For example, on a consolidated basis and for the ExpressJet segment, you reported a net loss in 2011 of $27.3 million and segment loss of $98.8 million, respectively, and respectively for 2010 net income of $49.6 million and segment profit of $23.1 million without providing any highlighting information about the significant changes between periods and losses in the latest period.

2. In the first full paragraph at the top of page 43, you specifically highlight amounts for CRJ 200 engine maintenance expenses. It appears that these expenses are directly reimbursed to you under your contractual arrangements with your partnering airlines. Please explain to us and disclose the significance to investors of highlighting this expense.

Results of Operations, page 45

3. Please include a comparative analysis of the significant factors affecting the results of operations of each segment. This is not apparent from your current analysis that appears to be solely on a consolidated basis.

4. In the comparative analysis of consolidated revenues for each period, you present a table the shows the amount of total passenger revenues less amounts for certain items that have been reimbursed. However, it appears in your contractual arrangements with partnering airlines that you are directly reimbursed for other items recorded as passenger revenues that are not shown in the table, like interest, aircraft ownership costs, insurance, ground handling and CRJ 200 engine maintenance. So that investors may get a better understanding of your overall passenger revenues, please consider a table that lists separately amounts recorded for each type of material reimbursed item.

Consolidated Statements of Operations, page 65

5. Reference is made to Note 1 – Other Revenue Items on page 75. In this regard, we note that you earn revenues under those code-share agreements for amounts per aircraft designed as a reimbursement for certain aircraft ownership costs. You also state that "the Company has concluded that a component of its revenue under these agreements is rental income, inasmuch as the agreements identify the "right of use" of a specific type and number of aircraft over a stated period of time." We also note that the amounts you deem as rental income under the agreements were approximately 14.3 %, 17.8% and 18.7% of consolidated operating revenues for fiscal years 2011, 2010 and 2009, respectively. Please note that the guidance in Rule 5-03(b) and 5-03(b)(1)(c) of Regulation S-X requires separate disclosure of income from rentals on the consolidated statement of operations if the amount exceeds 10% of your consolidated operating revenues. In addition, Rule 5-02(b)(2)(c) also requires separate disclosure of expenses applicable to rental income. It appears that you should reclassify and present these applicable rental revenues and expenses separately on the face of the consolidated statement of operations. Please advise and revise accordingly.

Notes to Consolidated Financial Statements
Note (1) Nature of Operations and Summary of Significant Accounting Policies
Passenger and Ground Handling Revenues, page 72

6. Your note disclosure of passenger and ground handling revenues does not describe the various components of items that may be included in these revenue amounts. In this regard, we note that airline companies may generate revenues from multiple components. These sources of revenues can include such items as (i) the sale of the initial passenger ticket, (ii) reservation fees, (iii) ticket change fees, (iv) baggage and other service fees, (v) ground handling services for your aircraft (as compared to third party aircraft separately included in ground handling revenues), (vi) on-board food and beverages, (vii) commission income (marketing component) on sales of miles, and (viii) cargo fees for shipping mail and other

cargo. Please clarify your disclosure to specifically state the significant components of revenues that are included in each of these operating revenue categories.

In addition, it is unclear to us if you have any significant amounts of revenues from the sources listed above that are included in passenger revenues. As it appears these ancillary sources of revenues would be distinct charges for additional services separate from the air transportation transaction (included in passenger revenues), they may be appropriately classified outside of passenger revenues in a separate "Other" operating revenue category. As applicable, please re-evaluate your classification of any ancillary revenue items and consider whether separately classifying them within an other operating revenue category may be more appropriate. As the appropriate classification of revenues may impact one's operating statistics using passenger revenues and enables investors to analyze and compare performance measures among your peer airline companies, we believe it is important to appropriately classify such revenues. Please advise and revise, as applicable.

Note (6) Income Taxes, page 82

7. For the reconciliation of the statutory and effective rate on page 83, you disclose for 2011 that "Other, net" includes $7.2 million of benefit determined in connection with the preparation of the Company's 2010 tax return that resulted in an increase in the ExpressJet deferred tax assets. Please explain to us what this represents and the circumstances that generated this amount.

Item 9A. Controls and Procedures, page 96

8. Your description of controls and procedures appears to be abbreviated compared to the full definition of such in Exchange Act Rules 13a-15(e) and 15d-15(e). Also, the definition of controls and procedures is not limited to only "important" or "material" information as you have indicated in your disclosure. To prevent any inference that your conclusion with respect to controls and procedures is qualified in scope, please include either a full description of controls and procedures as defined in the rules referred to above, or refer to the controls and procedures as defined in these rules.

Item 13. Certain Relationships and Related Transactions, page 98

9. We note that this section incorporates by reference information from the Executive Compensation section of your definitive proxy statement. However, there does not appear to be any information about related party transactions in the definitive proxy statement and there is no section or subsection entitled "Executive Compensation." Please explain why you have not disclosed any of the information required by Item 404 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 if you have any questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief